Exhibit 99.1

Translation for information purposes only

CELLECTIS

A French limited liability company (société anonyme) with share capital of € 2,123,283.45

Registered Office: 8, rue de la Croix Jarry - 75013 Paris

Paris trade and companies register N°. 428 859 052

(the “Company”)

NOTICE OF COMBINED SHAREHOLDERS’ MEETING

OF NOVEMBER 4, 2020

Shareholders are hereby informed that they are called to the combined shareholder’s meeting to be held on November 4, 2020 at 9:30 a.m. at Cellectis‘ office, located at 8, rue de la Croix Jarry, 4th floor, 75013 Paris, France. If there is no quorum, a second shareholders’ meeting will be held on November 20, 2020, 2020 at at 9:30 a.m. at the same place.

In the context of the Covid-19 pandemic and in accordance with Ordinance No. 2020-321 of March 25, 2020, the provisions of which were extended until November 30, 2020 by Decree No. 2020-925 of July 29, 2020, this general meeting will take place in camera, i.e. without the physical presence of the shareholders and the other persons entitled to attend. The shareholders will therefore not be able to physically attend the said meeting but may be represented and vote there under the conditions specified below.

The shareholder’s meeting is called to deliberate on the following agenda:

Agenda of the ordinary shareholders’ meeting

•	Appointment of a new board member,

Agenda of the extraordinary shareholders’ meeting

•

Amendment of the age limit applicable to directors, the chairman of the board of directors, the chief executive officer and to the deputy chief executive officers – subsequent amendment of the articles of association.

TEXT OF RESOLUTIONS

FIRST RESOLUTION

Appointment of a new board member

The General Meeting, ruling under the conditions of quorum and majority required for ordinary general meetings,

having considered the report of the board of directors,

appointed Mr Jean-Pierre Garnier as new board member for a term of office of three (3) years, expiring at the annual general meeting held to approve the financial statements for the year ending December 31, 2022.

Mr. Jean-Pierre Garnier indicated in advance that he would accept this term of office as director and was not subject to any incompatibility that might prevent him from exercising it.

Translation for information purposes only

SECOND RESOLUTION

Amendment of the age limit applicable to directors, the chairman of the board of directors, the chief executive officer and to the deputy chief executive officers – subsequent amendment of the articles of association

The General Meeting, ruling under the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the board of directors,

resolved to amend the the age limit applicable to directors, the chairman of the board of directors, the chief executive officer and to the deputy chief executive officers in order to bring it from 70 to 75 years and as a consequence to amend :

(i) the last paragraph of article 11.1. of the articles of association as follows:

“The number of directors over the age of 75 shall not exceed one-third of the directors in office. If this limit is exceeded during the directors’ terms of office, the oldest director shall automatically be deemed to have resigned at the end of the next ordinary general shareholders’ meeting.”

(ii) the last paragraph of article 11.2. of the articles of association as follows:

“The Chairman of the Board cannot be more than 75 years old. If the Chairman reaches this age limit during his term of office as Chairman, he shall automatically be deemed to have resigned at the end of the current office. Subject to this provision, the Chairman of the Board is always eligible for reappointment.”

(iii) article 14.1.2. of the articles of association as follows:

“The Chief Executive Officer cannot be more than 75 years old. If the Chief Executive Officer reaches this age limit, he shall automatically be deemed to have resigned. However, the Chief Executive Officer’s term of office shall be prolonged until the next Board of Directors meeting, at which a new Chief Executive Officer shall be appointed.”

(iv) the fifth paragraph of article 14.2.1. of the articles of association as follows:

“Deputy Chief Executive Officers cannot be more than 75 years old. If a Deputy Chief Executive Officer in office reaches this age limit, he shall automatically be deemed to have resigned. The Deputy Chief Executive Officer’s term of office shall be prolonged until the next Board of Directors’ meeting, at which a new Deputy Chief Executive Officer may be appointed.”

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Conditions for attending the General Meeting

Any shareholder, regardless of the number of shares owned, may attend this General Meeting.

The right to participate in the meeting shall be evidenced by the registration of the shares in the name of the shareholder or of the intermediary registered on his behalf, at midnight, Paris time, on November 2, 2020, either in the registered share accounts held by Société Générale or in the bearer share accounts held by an authorized custodian.

The registration of shares in the bearer share accounts held by an authorised intermediary is evidenced by a certificate of participation issued by the latter, attached to the remote voting form or proxy form or on behalf of the shareholder represented by the registered intermediary.

Translation for information purposes only

Due to the Covid-19 pandemic, this general meeting will take place in camera. The shareholders will therefore not be able to physically attend said meeting.

Under these conditions, shareholders are invited to vote remotely, prior to the general meeting, by giving a proxy to the chairman or to any other natural or legal person of their choice, or by returning the postal voting form.

Exceptionally, we invite you not to give a proxy to a third party to represent you at the meeting insofar as the meeting will be held without the physical presence of the shareholders and therefore of any third party proxies, and to give preference to voting by mail or to give a proxy to the chairman.

Shareholders wishing to vote by mail, on the Internet or give proxy to the chairman :

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for registered shareholders: send the single voting form by post or by proxy, which will be sent to him with the convening notice, either by ordinary mail using the prepaid envelope attached to the notice or by e-mail to the following address: agm@cellectis.com no later than November 1st, 2020;

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for the holder of bearer shares: ask for this form from the intermediary who manages his shares, as of the date of notice of the meeting. The single voting form by post or by proxy must be accompanied by a certificate of participation issued by his financial intermediary and returned by the latter either by mail to the following address: Société Générale - Service assemblées – 32 Rue du Champ de Tir, CS 30812, 44308 Nantes Cedex 3 or by e-mail to the following address: agm@cellectis.com no later than November 1st, 2020.

Requests for the voting form must reach Société Générale via the shareholder’s financial intermediary at one of the addresses indicated above, at least six days before the date of the meeting.

Only duly completed voting forms that are received at Société Générale at one the addresses indicated above at least three days before the scheduled date of the meeting, i.e. no later than November 1st, 2020, and accompanied by the certificate of participation issued by an authorised intermediary for bearer shares will be taken into account.

Shareholders wishing to give proxy to a third party :

In accordance with Article R.225-79 of the French Commercial Code, the notification of the appointment and revocation of a proxy representative can be made electronically, as follows:

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for registered shareholders: send an email to the following address: assemblees.generales@sgss.socgen.com specifying one’s full name, address and Société Générale identifier for directly registered shareholders (information available at the top left of the account statement) or his identifier with his financial intermediary if he is a holder of administered registered shares and the full name and address of the appointed or revoked agent;

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for holders of bearer shares: send an email to the following address: assemblees.generales@sgss.socgen.com specifying their full name, address and bank details as well as the full name and address of the appointed or revoked representative. The shareholder must then imperatively ask the financial intermediary that manages his account to send written confirmation to Société Générale, Service Assemblées, 32 Rue du Champ de Tir, CS 30812, 44308 Nantes Cedex 3.

To be taken into account, the notifications of appointment or revocation of a proxy, duly completed and signed, must reach the Company or Société Générale at the latest :

•	the day prior to the meeting, i.e. on November 3, 2020, if sent by email,

•	three days prior to the meeting, i.e. November 1st, 2020 if made by post.

Translation for information purposes only

The proxy holder sends his voting instructions for the exercise of his mandates in the form of a scanned copy of the single form, to Société Générale, by email to the following address: assemblees.generales@sgss.socgen.com.

The form must bear the surname, first name and address of the proxy, the words “As a proxy holder” and must be dated and signed. Voting directions are indicated in the box “I vote by correspondence” of the form.

He attaches a copy of his identity card and, where appropriate, a power of representation for the person morality that he represents.

To be taken into account, the email shall reach Société Générale at the latest on the fourth day prior to the date of the meeting, i.e. on October 29, 2020.

In addition, for its own voting rights, the proxy sends its voting instructions in accordance with the usual procedures.

It is stipulated that any shareholder having already cast his vote or sent a proxy:

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in application of decree n° 2020-418 of 10 April 2020 adapting the rules for meeting and deliberation of meetings due to the pandemic of Covid-19, by way of derogation from III of article R. 225-85 of French Commercial Code, may choose another mode of participation in the meeting provided that its instruction in this sense reaches Société Générale: ag2020.fr@socgen.com within the legal deadlines, specifying that it is ‘a new instruction which cancels and replaces the previous one. By way of derogation from the second sentence of article R. 225-80 of this Code, the previous instructions received are then revoked,

•

may at any time transfer all or part of his shares. If the transfer takes place before November 2, 2020 at midnight Paris time, the Company will invalidate or amend, accordingly the postal vote, proxy, or certificate of participation. For this purpose, the authorised financial intermediary shall notify the Company or its agent of the transfer and forward the necessary information.

Requests to add draft resolutions or items to the agenda

Requests to add draft resolutions or items to the agenda of the general meeting fulfilling the conditions provided for by Articles L.225-105, R.225-71, and R.225-73 of the French Commercial Code, presented by shareholders, must, in accordance with the legal provisions, reach Cellectis, 8 rue de la Croix Jarry – 75013 Paris, by registered letter with acknowledgement of receipt or by electronic communication at the following address agm@cellectis.com, no later than the twenty-fifth day preceding the date of the general meeting.

These requests must be accompanied by a registration certificate that justifies the possession or the representation by the authors of the request of the proportion of the capital required by Article R.225-71 above. In addition, the examination by the general meeting of the items or draft resolutions filed by the shareholders in accordance with the regulations is subject to the submission by the authors of the request of a new certificate justifying the registration of their shares under the same conditions by the second business day preceding the meeting.

The texts of the draft resolutions submitted by the shareholders and the list of items added to the agenda at their request will be posted on the Company’s website www.cellectis.com as soon as the aforementioned conditions are fulfilled.

Questions in writing

Any shareholder may also formulate a written question. These questions should be addressed:

•	to the head office at 8, rue de la Croix Jarry - 75013 Paris by registered letter with acknowledgement of receipt, addressed to the chairman of the board of directors,

Translation for information purposes only

•	to the following email address agm@cellectis.com ;

at the latest four business days before the general meeting, i.e. on October 29, 2020, accompanied by a certificate of registration either in the registered securities accounts or in the bearer securities accounts kept by the authorised intermediary.

Furthermore, insofar as the general meeting is held without the physical presence of the shareholders, it is recalled that shareholders will not be able to ask oral questions or propose new resolutions during the general meeting. However, written questions from shareholders that are sent to the Company after the deadline provided for by the regulatory provisions but before the general meeting via the above-mentioned address agm@cellectis.com will be processed in the as far as possible.

This meeting notice constitutes notice of the meeting provided that no changes are made to the agenda and resolutions, in particular following requests for the registration of draft resolutions presented by shareholders.

The board of directors